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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                   0-17736
                           (Commission file number)

                                 ESELCO, Inc.*
            (Exact name of registrant as specified in its charter)

                           725 East Portage Avenue
                         Sault Ste. Marie, MI  49783
                               (906) 632-2221
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



                         COMMON STOCK, $.01 PAR VALUE
          --------------------------------------------------------
          (Title of each class of securities covered by this form)

                                    None
          ---------------------------------------------------------
            (Titles of all other classes of securities for which a
          duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   (X)          Rule 12h-3(b)(1)(i)   (X)
          Rule 12g-4(a)(1)(ii)  ( )          Rule 12h-3(b)(1)(ii)  ( )
          Rule 12g-4(a)(2)(i)   ( )          Rule 12h-3(b)(2)(i)   ( )
          Rule 12g-4(a)(2)(ii)  ( )          Rule 12h-3(b)(2)(ii)  ( )
                                             Rule 15d-6            ( )

Approximate number of holders of record as of the certification or notice
date:    None
        ------


Pursuant to the requirements of the Securities Exchange Act of 1934, Wisconsin Energy Corporation, as successor by merger to ESELCO, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:    June 9, 1998


by:  /s/ Calvin H. Baker
     -------------------------------
     Treasurer and Chief Financial Officer



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*Effective May 31, 1998, the registrant was merged with a wholly owned subsidiary of Wisconsin Energy Corporation ("Wisconsin Energy") (Commission File No. 1-9057) in a statutory merger in which all of the outstanding shares of ESELCO, Inc. Common Stock were converted into shares of Wisconsin Energy Common Stock; $.01 par Value (except for fractional share interests to be paid in cash), and the registrant became a wholly owned subsidiary of Wisconsin Energy. On June 1, 1998, the registrant was merged into Wisconsin Energy. The address of Wisconsin Energy Corporation is 231 West Michigan Street, P. O. Box 2949, Milwaukee, Wisconsin 53201.